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Gregory S. Rowland

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4930 tel 212 701 5930 fax gregory.rowland@davispolk.com

July 9, 2021

VIA EDGAR

Ms. Christina DiAngelo Fettig
Senior Staff Accountant
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Six Circles Trust (File No. 811-23325)

Dear Ms. Fettig:

On behalf of Six Circles Trust (the “Registrant”), we are submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to its review, pursuant to the Sarbanes-Oxley Act of 2002, of the certified shareholder report of the Registrant for the fiscal year ended December 31, 2020 filed on Form N-CSR on March 4, 2021 (the “Shareholder Report”), and the amendment thereto filed on Form N-CSR/A on April 22, 2021 (the “Amendment”). The Staff’s comments were conveyed to the Registrant telephonically on June 2, 2021 (and with respect to comment 7(b), July 7, 2021). Below are the Staff’s comments and the Registrant’s responses thereto. Defined terms used below have the same meanings as in the Shareholder Report and/or the Amendment.

1.	With respect to the corrections by the Amendment of the “Since Inception” average annual total returns in the “Fund Commentary” sections of the Shareholder Report for certain Funds:

(a)	Please discuss whether the Registrant has implemented internal control procedures designed to prevent recurrence of such errors.

Response: The Registrant has enhanced its procedures and checklists to clearly define and review for the appropriate disclosure of average annual returns vs. cumulative returns.

(b)	Please confirm that no such errors, other than those corrected in the Amendment, were made in the Registrant’s shareholder reports or registration statement.

Response: The Registrant confirms that it is not aware of such errors, other than those corrected in the Amendment, that were made in the Registrant’s shareholder reports or registration statement.

(c)	Please explain why certifications pursuant to Rule 30a-2(b) under the 1940 Act were not filed as exhibits to the Amendment.

Response: The certifications pursuant to Rule 30a-2(b) are required to accompany each “report on Form N-CSR . . . that contains financial statements.” As the Amendment did not contain financial statements, or amend the financial statements contained in the Shareholder Report, the Registrant did not believe that the Rule 30a-2(b) certifications were required. If the Staff believes otherwise, the Registrant would be pleased to provide the Rule 30a-2(b) certifications supplementally.

2.	With respect to the presentation of the returns of the iMoneyNet Tax-Free National Institutional Money Market Index in the “Fund Commentary” section for the Six Circles Tax Aware Ultra Short Duration Fund:

(a)	Please explain why the index is an appropriate broad-based securities market index for the Fund, given that the Fund is not a money market fund.

Response: The mandate for the Fund is to have a maximum duration of approximately one year. Management was unable to find an ultra-short municipal benchmark with a maturity inside of one year, thus management has decided the iMoneyNet Tax-Free National Institutional Money Market Index fits the mandate best, as compared to other available benchmarks, as it believes that a benchmark with a longer duration would not provide an appropriate comparison. Further, the iMoneyNet Tax-Free National Institutional Money Market Index includes money market funds, which invest in securities similar to those the Fund invests in, and therefore provides a better comparison.

(b)	Please confirm the statement that the performance of the index does not reflect the deduction of expenses associated with a mutual fund, given that the index is composed of money market funds.

Response:  Although the iMoneyNet Tax-Free National Institutional Money Market Index is calculated based on the returns net of expenses of the underlying money market funds in the index, the index itself (to which the Six Circles Tax Aware Ultra Short Duration Fund is being compared) is unmanaged and no expenses are deducted at the index level.  Going forward, we will revise the language in the note to clarify that, “Although the performance of the index reflects returns of constituent mutual funds net of expenses, the index itself is unmanaged and no expenses are deducted at the index level.”

3.	Please clarify how the graphical representations of holdings depict the Funds’ derivative holdings, as the graphical representations of holdings must reflect all of the investment activities of the Funds. See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004).

Response: The equity funds invested on a limited basis in index futures to gain or reduce exposure to certain countries or regions. The fixed income funds invest in derivatives contracts, including futures, forward currency exchange contracts and swaps in connection with their investment strategies to hedge portfolio investments and manage duration, credit quality and currency risks. The mark-to-market value of these derivative contracts is included in the “Cash”

line item of the sector chart for the funds. The exposure amounted to under .01% for the equity funds, and for the fixed income funds the amounts were approximately 1% for the Funds that held derivatives.

Going forward, Management will add a footnote to denote the percentage of cash that represents derivative positions, by noting that “[X]% of the amount shown in the Fund’s “Cash” line item reflects the mark-to-market value of the Fund’s derivative positions.”

4.	In the Statements of Operations, please disclose the bases of recognition and measurement used in respect to the non-cash dividend income of the Six Circles International Unconstrained Equity Fund and the Six Circles Managed Equity Portfolio International Unconstrained Fund. See Rule 6-07(1) of Regulation S-X.

Response: In future shareholder reports for periods in which non-cash dividend income is included in income for a Fund, the Registrant will disclose the basis of recognition and measurement used in respect to such non-cash dividend income, by including the following disclosure: “Non-cash dividends, if any, are recorded on the ex-dividend date or corporate action date at fair value.”

5.	Please explain why the Statements of Operations do not state the payments by affiliates noted in the Notes to the Financial Statements, other than the payments by affiliates to the Six Circles Managed Equity Portfolio U.S. Unconstrained Fund.

Response: Per the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ASC 946-20-50-2, the amounts and circumstances of all payments by affiliates to reimburse the Fund for losses are described in the Notes to financial statements, whereas the Funds use materiality thresholds to separately disclose the payments for an error on the Statement of Operations as well as the impact on the financial highlights.

The Funds use materiality thresholds for the Statements of Operations and no threshold (per FASB ASC 946-20-50-2) for disclosure of affiliated transactions in the Notes to the financial statements, thus all payments have been disclosed within the Notes to the financial statements. Only the amount with respect to the Managed Equity Portfolio U.S. Unconstrained Fund met the threshold for Statement of Operations disclosure.

6.	With respect to the payments by affiliates:

(a)	Please disclose the effect on total return of the payments in the financial highlights of each Fund that received the payments. See FASB ASC 946-20-50-2.

Response: We generally do not disclose affiliate payments that are not material (i.e., over 5% of the realized gain/loss from investments). With respect to the Managed Equity Portfolio U.S. Unconstrained Fund, the affiliate payment was reported in the annual report despite not exceeding 5% of the realized gain/loss from investments line item on the Statement of Operations as the presentation approach was carried over from the semi-annual period presentation, when the payment amount was material to the Statement of Operations.

(b)	Please describe the operational error(s) and trade error to which the payments relate, and any operational controls implemented in response to the errors.

Response: The payments by affiliates reflected within the Notes to the financial statements were related to operational trade errors that resulted in transactions that were not consistent with the guidelines and procedures of the Funds. The Registrant has enhanced and added to its controls in this area, including by enhancing sub-adviser guidelines and oversight to help reduce the risk of such trade related errors.

7.	(a)	Please explain why the “Derivatives Volume” table for the Six Circles Managed Equity Portfolio International Unconstrained Fund does not disclose the volume of the Fund’s forward foreign currency exchange contracts.

Response: The Funds calculate derivatives volume for forward foreign currency exchange transactions based on the volume of open positions at month-end. The Fund did not have any positions open at the end of month, for any month during the year. Thus, there was no volume of forward foreign currency exchange contracts to disclose.

(b)       How is that disclosure reflective of the Fund’s derivatives activity during the period?

Response: With respect to the Managed Equity Portfolio International Unconstrained Fund, there was no such derivatives activity during the period covered by the report.

For disclosure purposes, the volume of open positions at month-end is used as a proxy for the activity occurring during the period. If there are no open-positions at month-end, further diligence is conducted to review the derivatives activity of the Fund during the period in question. If there has been derivative activity during the period, such activity would be disclosed in the report. We believe this approach to be in line with ASC 815-50-1A.d (requiring “[i]nformation that would enable users of its financial statements to understand the volume of its activity in those instruments”), as well as current industry practice regarding such disclosure.

8.	In future shareholder reports for periods in which a Fund participates in cross trades pursuant to Rule 17a-7 under the 1940 Act, please disclose the Fund’s aggregate realized gain/loss associated with the cross trades for the period. See FASB ASC 850-10-50 and the Highlights of the January 19, 2016 Meeting of the AICPA Investment Companies Expert Panel.

Response: In future shareholder reports for periods in which a Fund participates in cross trades pursuant to Rule 17a-7 under the 1940 Act, the Registrant will disclose the Fund’s aggregate realized gain/loss associated with the cross trades for the period.

9.	Please confirm that the percentages disclosed in Item 4(e)(2) of future shareholder reports are the percentages of audit-related services, tax services and other services approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X (i.e., pursuant to the waiver of the pre-approval requirement in certain circumstances for services other than audit, review or attest services).

Response: The Registrant will confirm that the percentages disclosed in Item 4(e)(2) of future shareholder reports are the percentages of audit-related services, tax services and other services approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

10.	Please confirm that the principal executive officer and the principal financial officer of the Registrant were comfortable providing the certifications filed as exhibits to the Shareholder Report prior to the date of the Reports of Independent Registered Public Accounting Firm.

Response: The Registrant notes that Management works closely with the audit team during the course of the audit and that Management was comfortable that the audit was complete on February 22, 2021. The opinion date of February 23, 2021 was an administrative matter and does not reflect any substantive audit work ongoing after February 22, 2021. Going forward, Management will work to align the certification dates and the audit opinion dates.

11.	In the “Trustees” sections:

(a)	Please state that the SAI includes additional information about the Trustees and is available, without charge, upon request, and provide a toll-free telephone number for shareholders to call to request the SAI. See Item 27(b)(6) of Form N-1A.

(b)	Please disclose the term of office of each Trustee. See Item 27(b)(5) of Form N-1A.

Response: The Registrant will make the requested changes in future shareholder reports.

Should the Staff have any questions concerning the above, please call the undersigned at (212) 450-4930.

Very truly yours,

/s/ Gregory S. Rowland
Gregory S. Rowland

cc:	Gregory R. McNeil, Principal Financial Officer and Treasurer, Six Circles Trust